UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 5, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Georgia Power Company
File No. 001-06468 - CF#22427

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Georgia Power Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on August 6, 2008, as amended.

Based on representations by Georgia Power Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10(c)1   through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Eloise Bavaria
Special Counsel